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October 31, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Suzanne Hayes

Re:          Motif Bio plc

Amendment No. 7 to Registration Statement on form F-1
Filed October 13, 2016
File No. 333-212491

Dear Ms. Hayes:

On behalf of our client, Motif Bio plc (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) issued in its letter dated October 20, 2016 (the “Comment Letter”) relating to the above-referenced Amendment No. 7 to the Registration Statement on Form F-1 (the “Amended Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement (the “Revised Registration Statement”).

Set forth below in bold are comments from the Comment Letter.  For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Comment Letter and includes the caption used in the Comment Letter. Immediately following each comment is our response to that comment, including, where applicable, a cross-reference to the location of changes made in the Revised Registration Statement in response to the Staff’s comment. All page references in the responses set forth below refer to page numbers in the Revised Registration Statement. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Revised Registration Statement.

General

1.             Please revise your registration statement to include all information that may not be omitted pursuant to Rule 430A, including the total number of Ordinary Share Warrants and ADS Warrants being offered pursuant to this registration statement. Please refer to Question 227.02 of the Compliance and Disclosure Interpretations for Securities Act Rules.

The Company acknowledges the Staff’s comment (and its reference to Question 227.02 of the Compliance and Disclosure Interpretations for Securities Act Rules) and respectfully advises the Staff that the Revised Registration Statement provides that each

ADS will be sold with 0.5 of an ADS Warrant and each ordinary share will be sold with 0.5 of an Ordinary Share Warrant, as reflected in the Revised Registration Statement.

The Company acknowledges the Staff’s comment that Question 227.02 of the Compliance Disclosure Interpretations for Securities Act Rules provides that the “principal amount of securities to be offered (i.e., volume) is not price-related information or a term of the security dependent upon the offering date, and therefore such amount cannot be omitted from the registration statement in reliance on Rule 430A(a).

However, because the total number of ordinary shares to be issued and sold in the U.S. offering (in the form of ADSs) and in the European placement is subject to reallocation between the two offerings until closing (as noted in the Amended Registration Statement), the Company is unable to provide the exact number of ordinary shares to be offered and sold in the U.S. offering (in the form of ADSs) and in the European placement, and is, therefore, also unable to provide the exact number of ADS Warrants to be issued in the U.S. offering and Ordinary Share Warrants to be issued in the European placement.

Instruction 1 to Reg. S-K Item 501(b)(3) states that “if a preliminary prospectus is circulated and [the issuer is] not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act,” the issuer may provide “a bona fide estimate of the range of the maximum offering price and the maximum number of securities offered.”  At the time of filing the Amended Registration Statement, the actual warrant coverage ratio was still being negotiated with the Underwriters.  In disclosing a bona fide estimate of the maximum warrant coverage ratio, the Company believes that it complied with Instruction 1 to Reg. S-K Item 501(b)(3), which permits non-reporting issuers to provide a bona fide estimate of the maximum number of securities to be offered.

2.             Please revise your registration statement to include the manner of determining the offering price as well as the exercise price of warrants, including various factors considered in such determination and the parameters or elements used as a basis for establishing the price. Please refer to Item 9.A. of Form 20-F. we note that you have included the last reported sale price of your ordinary shares on AIM. Please tell us specifically how this price will be used to price the securities in this offering. We also note your disclosure that both the ADSs and ordinary shares are being sold with “up to” 0.4 of an ADS Warrant or Ordinary Share Warrant, as applicable. Please disclose the precise number of warrants that will be offered with each ADS and ordinary share or how you will determine the number of warrants that will be offered.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has included a description of how the public offering price of the ordinary shares and the ADSs will be determined in the “Underwriting” section of the prospectus, beginning on page 171.

The offering price of the ordinary shares to be offered and sold in the European placement will be determined by reference to the closing price of our ordinary shares on AIM on the price date and taking into account prevailing market conditions and through negotiations between the Company and the underwriters.  Among the factors to be considered in these negotiations will be prevailing market conditions, the Company’s financial information, market valuations of other companies that the Company and the underwriters believe to be comparable to the Company, estimates of the Company’s business potential, the present state of the Company’s development and other factors deemed relevant.  The offering price of the ADSs in the U.S. public offering will be equal to the public offering price of the ordinary shares in the European placement, converted into U.S. dollars, based on the exchange rate applicable at the time, multiplied by 20.

As noted in the Revised Registration Statement, the exercise price of the ADS Warrants and the Ordinary Share Warrants is expected to be 115% of the offering price of the ADSs and Ordinary Shares, respectively.  The exercise price has been determined based on prevailing market conditions.

As noted in our response to Question 1, each ADS will be sold with 0.5 of an ADS Warrant and each ordinary share will be sold with 0.5 of an Ordinary Share Warrant.  The Company has included this information in the Revised Registration Statement.

3.             We note that you filed a free writing prospectus on October 13, 2016. Please tell us why you believe you are eligible to use a free writing prospectus. For reference, please refer to Securities Act Rule 433(b)(2). Please also provide us with the basis for your statements in the free writing prospectus that iclaprim showed excellent efficacy and that its safety profile is well-established. We note that FDA approval is dependent on its determination that a drug is safe and effective, and it is premature for you to state that iclaprim, a non-approved drug, is safe and effective.

The Company acknowledges the Staff’s comment.  Securities Act Rule 433(b)(2) requires that an unseasoned or non-reporting issuer (such as the Company) must accompany or precede each free writing prospectus with the most recent statutory prospectus (unless there have been no changes to a previously provided prospectus).  As noted above, in our response Question 1, the total number of ordinary shares to be issued and sold in the U.S. offering (in the form of ADSs) and in the European placement is subject to reallocation between the two offerings until closing.  As such, the Company was unable to provide the exact number of ordinary shares to be offered and sold in the U.S. offering (in the form of ADSs) and in the European placement in the Amended Registration Statement, and was, therefore, also unable to provide the exact number of ADS Warrants to be issued in the U.S. offering and Ordinary Share Warrants to be issued in the European placement.

In disclosing the maximum warrant coverage ratio in the Amended Registration Statement, the Company believes that it complied with Instruction 1 to Reg. S-K Item 501(b)(3), which permits non-reporting issuers to provide a bona fide estimate of the maximum number of securities to be offered, and that the Amended Registration Statement, therefore, qualified as a statutory prospectus that meets the requirements of Section 10(a) of the Securities Act.  As such, the Company believes that it complied with the requirement of Securities Act Rule 433(b)(2) that requires that each free writing prospectus must be accompanied or preceded with the most recent statutory prospectus, and was, therefore, eligible to use a free writing prospectus.

The statement “Phase 2 — Iclaprim showed excellent efficacy in cSSSI” included in the Company’s free writing prospectus is based on the results of a randomized, double-blind Phase 2 study comparing the efficacy of iclaprim to vancomycin in patients with complicated skin and skin structure infections (cSSSI).  This study and its efficacy data have been submitted to the FDA and have been published (Krievins et al. Antimicrob Agents Chemother. 2009).  In this study, patients were randomized to receive iclaprim 0.8mg/kg of body weight, iclaprim 1.6 mg/kg, or vancomycin 1g twice a day for 10 days.  Clinical cure rates for the 0.8- and 1.6-mg/kg iclaprim treatment groups were comparable to the vancomycin treatment group (26/28 patients [92.9%], 28/31 [90.3%], and 26/28 patients [92.9%], respectively. Clinical cure rates of > 90% are considered “excellent efficacy in cSSSI.”

The statement “Iclaprim safety profile well-established” included in the Company’s free writing prospectus is based on the fact that more than 600 patients/healthy volunteers have received iclaprim in Phase 1, 2, and 3 trials.  In the Krievins published study (Antimicrob Agents Chemother. 2009), the authors conclude “Iclaprim exhibited a safety profile similar to that of vancomycin.”  Iclaprim is an antibiotic belonging to the dihydrofolate reductase inhibitor (DHFRI) class.  Trimethoprim is the other antibacterial DHFRi, which has approximately 40 years of demonstrated safety.  The safety database for iclaprim is adequate in size for the FDA in the indication for treatment of skin and skin structure infections. A safety database of 600 persons having received iclaprim is considered “well-established.”

Summary

Overview, page 1

4.             We note your statement on page 2 and elsewhere throughout the prospectus that “iclaprim was found to exhibit safety and tolerability comparable to linezolid.”  however, we note that six deaths were reported during the ASSIST-1 study, five in the iclaprim group and one in the linezolid group. Please revise your disclosure to remove the statement that iclaprim’s safety and tolerability is comparable to linezolid. Please also clarify your statement comparing iclaprim to vancomycin to remove the suggestion that because clinical results were similar for the two drugs it means that iclaprim is safe and effective. Because approval of the FDA is dependent on its determination that a drug is safe and effective, it is premature for you to suggest that iclaprim is safe and effective.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it believes that the language included in the prospectus regarding the safety and tolerability results of iclaprim demonstrated in Phase 1, 2 and 3 trials (solely as compared to vancomycin and linezolid) is statistically accurate as written.

In the Phase 3 studies of iclaprim (ASSIST-1 and ASSIST-2), which comprised about 1,000 patients, the safety and tolerability of iclaprim treatment compared to linezolid was a predefined secondary endpoint.  All of the safety data were based on the intent-to-treat (ITT) population, which was defined as all subjects who were randomized and received at least one dose of study medication.  The table below shows the balance between both iclaprim and linezolid was even with regard to treatment emergent adverse events (TEAE), serious adverse events (SAE), severe TEAE, and TEAE causing discontinuation.

Combined Phase 3 Data
Study Group
	Iclaprim (n = 500)	Linezolid (n = 491)
Number (%) of Patients Experiencing:
Any TEAE	249 (49.8%)	257 (52.3%)
Any SAE	20 (4.0%)	16 (3.3%)
Any severe TEAE	34 (6.8%)	34 (6.9%)
Any TEAE causing discontinuation	11 (2.2%)	6 (1.2%)
Deaths	6 (1.2%)	1 (0.2%)

The Staff notes that “six deaths were reported during the ASSIST-1 study, five in the iclaprim group and one in the linezolid group.”  In these Phase 3 studies, six deaths occurred in patients treated with iclaprim 0.8 mg/kg, and one death occurred in patients treated with comparator, linezolid.  All of the deaths were judged by the investigator, who was blinded to treatment, as not related to the study drug.  All deaths were assessed by the investigator to be attributable to the serious underlying diseases.  Of the five deaths among patients treated with iclaprim, the FDA concurred with the investigators that two of the deaths were not related to the study drug.  Of the remaining three deaths, which have not ever proven to be directly related to iclaprim, all three patients suffered from serious underlying diseases that were most likely the cause of their death (i.e., alcoholic cardiomyopathy, meningitis, acute cardiac failure, septic arthritis, acute renal failure, sepsis, septic shock).  Furthermore, in two of these three deaths, the time to death were seven days and 12 days post study treatment, a time frame well beyond five half-lives of the drug when iclaprim would have been cleared from the body given its short half-life of 3 to 4 hours.

Based on the comprehensive iclaprim safety database, iclaprim was observed to be safe and well tolerated based on robust data, showing iclaprim’s safety profile similar to vancomycin and linezolid in Phase 2 and 3 clinical trials, when administered in the treatment of patients with cSSSI.

Use of Proceeds, page 54

5.             We note your disclosure that you plan to use approximately $20.5 million of your global offering proceeds to fund the expenses to be incurred in conducting the two Phase 3 clinical trials of iclaprim for the treatment of ABSSSI, including the completion of your REVIVE-1 trial. To the extent material amounts of other funds are necessary to complete the REVIVE-2 trial, please revise to state the amounts of other funds needed to accomplish this purpose and the sources thereof. Refer to Item 3.C.1. of Form 20-F.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has included this additional information on page 55 of the Revised Registration Statement.

Description of Securities

Warrants, page 155

6.             We note your disclosure that a holder of a warrant will not have the right to exercise such warrant to the extent that such person would beneficially own in excess of 4.99% of the ordinary shares outstanding immediately after giving effect to such exercise. Please disclose this ownership limitation on the cover page of the prospectus, the prospectus summary and elsewhere as appropriate.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has disclosed this ownership limitation on the cover page of the prospectus, the prospectus summary and other appropriate sections of the Revised Registration Statement.

7.             Please include in your disclosure the amount of warrants outstanding and the treatment of fractional ADSs and ordinary shares upon exercise of warrants. Refer to Item 12.B. of Form 20-F.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has included the number of warrants outstanding on page 148 of the Revised Registration Statement.

The Company has also clarified on pages 156 and 158 to the Revised Registration Statement that the Company does not intend to issue fractional ADSs or ordinary shares upon the exercise of ADS Warrants and Ordinary Share Warrants, respectively.  The Company notes that this information has also been included on the cover page of the prospectus.

Expenses of the Global Offering, page 174

8.             We note that your SEC registration fee pursuant to the registration fee table is $4,490.67. Please update your disclosure in this section as appropriate.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that in preparing the fee table for the Amended Registration Statement, the Company used the fee rate that went into effect on October 1, 2016. For all prior filings, the Company used the advisory fee rate that was in effect prior to October 1, 2016.  As a result of using the increased advisory fee rate, although the proposed maximum aggregate offering price went down, the resulting registration fee increased from $4,053.18 (which had been previously paid by the Company) to $4,490.67. The Company reached out to SEC filer support and was told that because the total maximum aggregate offering price had not gone up since the prior filing, the Company was not required to pay the difference in the filing fee (based on the increased advisory fee rate).  The Company was also advised that it was unnecessary to revise the registration fee table to reflect the pre-October 1, 2016 fee rate.  However, because the Company, in fact, had only paid $4,053.18 in SEC filing fees, the Company included this lower amount in the “Expenses of the Global Offering” section of the prospectus, and not the $4,490.67 filing fee which was reflected in the registration fee table.

In any event, because the proposed maximum aggregate offering price has increased since the Company’s last filing, the Company has revised the fee table in the Revised Registration Statement.  The SEC registration fee included in the “Expenses of the Global Offering” now matches the registration fee included in the fee table of the Revised Registration Statement.

Exhibit Index

9.             Please file a copy of a form of warrant agreement as an exhibit to your registration statement.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will file copies of the Warrant agreements as soon as they are available.

Should you have any questions concerning any of the foregoing, please contact me by telephone at (212) 549-0393.

Sincerely,

/s/ Aron Izower
Aron Izower

cc:           Graham Lumsden,

Chief Executive Officer of

Motif Bio Plc